UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

3 HaNechoshet Street, Building B, 6971068, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 25, 2022, Medigus Ltd. issued a press release titled: “Medigus: Charging Robotics to Release a Beta Version of its User Interface by the End of the Year.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 25, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 25, 2022	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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